UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

M3-Brigade Acquisition III Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001
(Title of Class of Securities)

55407R103
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55407R103	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON M3-Brigade Sponsor III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,500,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,500,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 55407R103	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON M3-Brigade Acquisition Partners III Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,500,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,500,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 55407R103	SCHEDULE 13G	Page 4 of 8

1	NAME OF REPORTING PERSON Mohsin Y. Meghji
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,500,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,500,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 55407R103	SCHEDULE 13G	Page 5 of 8

ITEM 1.	(a) Name of Issuer:

M3-Brigade Acquisition III Corp.

(b) Address of Issuer’s Principal Executive Offices:

1700 Broadway, 19th Floor New York, NY 10019

ITEM 2.	(a) Name of Person Filing:

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

M3-Brigade Sponsor III LP M3-Brigade Acquisition Partners III Corp. Mohsin Y. Meghji
(b) Address of Principal Business Office, or if none, Residence:

1700 Broadway, 19th Floor New York, NY 10019

(c) Citizenship:

See row 4 of the cover page of each Reporting Person.

(d) Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share.

(e) CUSIP Number:

55407R103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.

OWNERSHIP.

M3-Brigade Sponsor III LP (the “Sponsor”) directly owns 7,500,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), of M3-Brigade Acquisition III Corp. (the “Issuer”), which are convertible into the Issuer’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”).  Such shares may be deemed to be beneficially owned by M3-Brigade Acquisition Partners III Corp. (“MBAP”), which is the general partner of the Sponsor, and Mohsin Y. Meghji, who is the sole director of MBAP.  As a result of these relationships, each of the Sponsor, MBAP and Mr. Meghji may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of the Sponsor, MBAP and Mr. Meghji disclaims beneficial ownership of such securities except to the extent of their direct ownership.

In addition to the securities reported on the cover pages hereto, the Sponsor also directly owns 5,526,667 private placement warrants to purchase 5,526,667 shares of Class A Common Stock. The warrants become exercisable beginning on the later of October 26, 2022 or 30 days after the completion of the Issuer’s initial business combination and expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Percentage ownership is based on 30,000,000 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2021, and 7,500,000 shares of Class B Common Stock directly owned by the Sponsor, and assumes conversion of such Class B Common Stock into Class A Common Stock.

CUSIP No. 55407R103	SCHEDULE 13G	Page 6 of 8

(a) Amount beneficially owned:

See row 9 of the cover page of each Reporting Person.

(b) Percent of class:

See row 11 of the cover page of each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See row 5 of the cover page of each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See row 6 of the cover page of each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

Not Applicable.

CUSIP No. 55407R103	SCHEDULE 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2022

M3-Brigade Sponsor III LP
a Delaware limited partnership

By:	M3-Brigade Acquisition Partners III Corp., its general partner

By:	/s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji
Title: Authorized Person

M3-Brigade Acquisition Partners III Corp.
a Delaware corporation

By:	/s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji
Title: Authorized Person

Mohsin Y. Meghji

By:	/s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji

CUSIP No. 55407R103	SCHEDULE 13G	Page 8 of 8

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of January 31, 2022, by and among M3-Brigade Sponsor III LP, M3-Brigade Acquisition Partners III Corp. and Mohsin Y. Meghji.

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: January 31, 2022

M3-Brigade Sponsor III LP
a Delaware limited partnership

By:	M3-Brigade Acquisition Partners III Corp., its general partner

By:	/s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji
Title: Authorized Person

M3-Brigade Acquisition Partners III Corp.
a Delaware corporation

By:	/s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji
Title: Authorized Person

Mohsin Y. Meghji

By:	/s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji